Exhibit 99.98

FOR IMMEDIATE RELEASE

TSX Symbol: COA

NASDAQ OMX: COA

[Logo of Coastal Contacts, Inc.]

COASTAL CONTACTS ADDS 15,000 EYEGLASSES CUSTOMERS IN
THE UNITED STATES IN A SINGLE WEEK

Vancouver, British Columbia, Canada - November 22, 2010, - Coastal Contacts Inc. (TSX: COA; NASDAQ OMX: COA) (“Coastal Contacts” or “Coastal”), the leading online retailer of contact lenses and prescription eyeglasses today provided an eyeglasses update that during a single week ended November 19th 2010 Coastal generated orders for more than fifteen thousand pairs of eyeglasses from customers in the United States.

“Coastal’s eyeglasses sales progress in the United States in November is remarkable,” stated Roger Hardy, Coastal’s Founder and CEO. “Our ability to generate orders through a combination of targeted marketing methods reinforces our belief that consumers are hungry for an alternative to traditional retail optical providers. The campaigns we have run in the past month in a variety of areas are creating unprecedented traffic to our sites and call center. We have built our infrastructure to deal with this strong consumer demand and are able to fulfill the orders in a timely fashion, evidenced by the overwhelmingly positive comments we are receiving from customers. We will be looking to expand our manufacturing capacity very quickly to match increasing demand.

“Our estimates indicate that retailing 15,000 glasses a week to U.S. consumers through our web properties, including CoastalContacts.com and Lensway.com places Coastal in the top ten U.S. optical retailers for the week after companies such as Luxottica (Z:LUX), Wal-Mart (Z:WMT) and Costco (Q:COST).

“We are excited to see the investments we have made in this business model begin to gain significant traction, however we still feel we have a long way to go and a lot of opportunity. We will continue to invest in infrastructure to capitalize on the growing consumer demand we are experiencing.”

About Coastal Contacts:

Coastal Contacts Inc. is the world’s leading direct-to-consumer vision products company which designs, produces and distributes a diversified offering of eyeglasses and contact lenses. Coastal’s unique combination of branded and private label products represent quality, value and above all, service. Coastal sells into more than 150 countries through proprietary web properties which reflect the culture and consumer preference of the target market. As new markets for eyeglasses and contact lenses evolve, Coastal is positioned to become the vision product consumer’s retailer of choice owing to its compelling value proposition combining value and service. A leader in many of its markets, Coastal is rapidly advancing toward its goal of becoming the “World’s Optical Store”.

For Further Information:

Terry Vanderkruyk

Vice President, Corporate Development

Coastal Contacts Inc.

604.676.4498

terryv@coastalcontacts.com

Forward Looking Statements

All statements made in this news release, other than statements of historical fact, are forward-looking statements. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “goal”, “target”, “should,” “likely,” “potential,” “continue,” “project,” “forecast,” “prospects,” and similar expressions typically are used to identify forward-looking statements.

Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about our business and the industry and markets in which we operate. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Examples of forward looking statements in this press release include but are not limited to statements relating to the number of new customers who will return to purchase products from us in the future and our future marketing plans.

Persons reading this news release are cautioned that forward-looking statements or information are only predictions, and that our actual future results or performance may be materially different due to a number of factors. Reference should also be made to the section entitled “Risk Factors” contained in our most recently filed Annual Information Form dated January 29, 2010 and in the NASDAQ OMX Stockholm listing prospectus dated October 14, 2009, as filed on Sedar and with the Swedish Financial Supervisory Authority, for a detailed description of the risks and uncertainties relating to our business. These risks, as well as others, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information, which are qualified in their entirety by this cautionary statement. These forward-looking statements are made as of the date of this news release and we expressly disclaim any intent or obligation to update these forward-looking statements, unless we specifically state otherwise and except as required by applicable law.